Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES DATES FOR UPCOMING CORPORATE EVENTS

DUBLIN, IRELAND, APRIL 11, 2006--Elan Corporation, plc today announced the dates for upcoming corporate events.

Events
First Quarter 2006 Financial Results
Elan will report its first quarter 2006 financial results on May 4, 2006, before U.S. and European financial markets open. The results announcement will be followed by a conference call at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan’s first quarter 2006 financial results. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public. This event will be webcast live and can be accessed by going to the Investor Relations section on Elan’s website at www.elan.com.

AGM
Elan will hold its Annual General Meeting at 10:00 a.m. BST on May 25, 2006 at the Four Seasons Hotel, Ballsbridge, Dublin 4, Ireland. This event will also be webcast live and can be accessed by going to the Investor Relations section on Elan’s website at www.elan.com.

9th International Geneva/Springfield Symposium in Alzheimer Therapy
Data from a phase 1 single ascending dose study of bapineuzumab (AAB-001), a humanized monoclonal antibody to A-beta in Alzheimer’s Disease, will be presented at the 9th International Geneva/Springfield Symposium in Alzheimer Therapy on April 20, 2006 at 1.30 p.m. Central European Summer Time.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.